Exhibit 99.1
Corporate Communications

CNH Industrial announces the sale of its Truckline business

London, October 31, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), today announced that it has agreed the sale of its Truckline parts business, one of the largest retailers and distributors of aftermarket commercial vehicle (truck and trailer) parts and accessories in Australia, supporting all European, North American and Japanese makes. Truckline boasts 22 branches across Australia which are supported by distribution warehouses in Perth, Western Australia and Brisbane, Queensland.

Truckline has been acquired by Bapcor Ltd., Australasia’s leading provider of automotive aftermarket parts, accessories, automotive equipment and services, which will ensure continuity of service for Australia’s commercial vehicle customers.

IVECO, the commercial vehicles brand of CNH Industrial, will continue to supply and serve its Australian customer base with original equipment parts and service through its Aftermarket division.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

E-mail: mediarelations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom